August 18, 2009

Ms. Effie Simpson
US Securities and Exchange Commission
Washington, DC 20549

Re:	Form 8-K filed August 10, 2009 File No. 333-15369

Dear Mr. Simpson:

We represent Feel Golf Co., Inc. We are in receipt of your letter dated August 13, 2009 and the following sets forth the responses to same:

1.
Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(l)(i) of Regulation S-K.  It is not sufficient to state that the accountants were “disengaged”, as that wording is unclear to a reader.

Answer:	The Form 8k has been revised to clarify that the former auditor resigned since it has ceased business operations.

2.
Please file an amended Form 8-K/A via Edgar, that includes all of the required disclosures of Item 304 of Regulation S-K.  The disclosure should specifically state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal (as opposed to “subsequent interim periods”),  there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

Answer:	The Form 8k has been revised to clarify that there have been no disagreements through the date of resignation.

Exhibit 16:

3.	Please file a new Exhibit 16 letter from your former accountant, indicating whether or not they agree with your revised disclosures in the Form 8-K/A.

Answer:	A New Exhibit 16 letter has been filed as an exhibit to the Form 8k.

Other

4.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Answer:	The Company and its management are aware of such responsibilities and acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
      Gregg E. Jaclin